Exhibit 99.1

Oncolytics Biotech® Inc. Announces Voting Results from its Annual Meeting of Shareholders

CALGARY, May 4, 2017 /CNW/ - Oncolytics Biotech® Inc. (Oncolytics or the Corporation) (TSX:ONC) (OTCQX:ONCYF) today announced the voting results from its Annual Meeting of Shareholders held on Thursday May 4th, 2017. A total of 36.89% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the following six nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favour of individual nominees as follows:

Director	For	%	Withheld	%
Matt Coffey	12,486,557	98.06	247,156	1.94
Angela Holtham	12,212,494	95.91	521,219	4.09
J. Mark Lievonen	12,253,285	96.23	480,428	3.77
Wayne Pisano	12,227,228	96.02	506,485	3.98
William G. Rice	12,220,525	95.97	513,188	4.03
Bernd R. Seizinger	12,184,535	95.69	549,178	4.31

In addition to the election of all nominees listed in the management information circular dated March 15, 2017 as directors, Oncolytics shareholders approved all other resolutions placed before the meeting (all voting conducted by ballot). These included: fixing the number of directors of the Corporation for the ensuing year at six; an ordinary resolution confirming, ratifying and approving By-law Number 1 as the Corporation's new form of bylaws; an ordinary resolution ratifying and approving certain amendments to the stock option plan of the Corporation; an ordinary resolution ratifying and approving certain amendments to the share award incentive plan of the Corporation; and appointing auditors for the Corporation for the ensuing year and authorizing the directors to fix the auditors remuneration.

Please refer to the Corporation's management information circular available on SEDAR at www.sedar.com for more details on the matters covered at the annual meeting.  Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.  Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies.  For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release and the presentation related thereto contain forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/04/c4662.html

%CIK: 0001129928

For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; AXON Media Contact, Marian Cutler, 914-701-0100 ext. 5361, mcutler@axon-com.com

CO: Oncolytics Biotech Inc.

CNW 20:14e 04-MAY-17